

March 20, 2014

Via E-mail
David M. Denton
Executive Vice President and Chief Financial Officer
CVS Caremark Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Re: CVS Caremark Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 11, 2014
File No. 001-01011

Dear Mr. Denton:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Exhibit 13 – Portions of the 2013 Annual Report to Stockholders
Notes to Consolidated Financial Statements
Revenue Recognition
Retail Pharmacy Segment, page 35

1.   You disclose on page 2 that your proprietary loyalty card program, ExtraCare, has approximately 70 million active cardholders and in your Q4 2013 Results - Earnings Call Transcript dated February 11, 2014 you state that overall, roughly 85% of your front store sales and 70% of your front store transactions use ExtraCare. Please tell us how you account for coupons and extrabucks issued to customers under the ExtraCare savings and rewards program and reference for us the authoritative literature you rely upon to support your accounting. In addition, please provide us proposed disclosure to be included in future periodic reports that explains your accounting policy for this rewards program. Otherwise, tell us why this policy disclosure is not warranted, including a quantified assessment of the materiality of your ExtraCare program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald Abbott at (202) 551-3608 or Mark Brunhofer at (202) 551-3638 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant